UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Completion of Acquisition of Oriental Grove Ltd

On January 14, 2026, Maase Inc.(“MAAS” or the “Company”) successfully completed its acquisition of Oriental Grove Ltd, a business company duly incorporated under the laws of the British Virgin Islands (the “Target Company”), which is engaged in the main business of premium tea products and maintains an inventory of approximately 2,000 metric tons of high-grade tea. Upon completion, the Target Company became a wholly-owned subsidiary of the Company.

As previously disclosed, on December 19, 2025, the Company entered into a transaction agreement (the “Transaction Agreement”) with the Target Company and shareholders of the Target Company (the “Sellers”). The Company purchased from the Sellers all of the issued and outstanding equity interests of the Target Company, for a total consideration of approximately US$62.4 million, consisting of (i) an aggregate 34,911,410 Class A ordinary shares of a par value of US$0.09 each of the Company, at a purchase price of US$1.5 per share and (ii) a cash payment of US$10,000,000, which will be paid within 365 days after the closing (the “Closing”) of the transaction contemplated under the Transaction Agreement. Subject to certain customary exceptions, each Seller is subject to a lock-up period of sixty (60) months following the Closing.

Following this issuance and the completion of the transaction, the Company has a total of 354,775,434 issued and outstanding ordinary shares, consisting of 348,108,766 Class A ordinary shares and 6,666,668 Class B ordinary shares. The Sellers, which are not related to each other and would not to be deemed as a group, collectively hold approximately 9.8% of the total issued and outstanding shares of the Company, representing approximately 3.4% of the total voting power.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: January 15, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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